Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

KapowChain, LLC
427 S Quay St
Lakewood, CO 80226
kapowchain.com

Up to $1,070,000.00 in Class B Nonvoting Membership Units and KPOW Tokens
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: KapowChain, LLC
Address: 427 S Quay St, Lakewood, CO 80226
State of Incorporation: CO
Date Incorporated: January 26, 2018

Terms:

Class B Nonvoting Membership Units and KPOW Tokens

Maximum 1,070,000* Class B Nonvoting Membership Units ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 Class B Nonvoting Membership Units ($10,000)

Type of Security Offered: Class B Nonvoting Membership Units (the "Securities") and KPOW tokens (the "Tokens")
Purchase Price of Security Offered: $1.00 per Class B Nonvoting Membership Unit
Minimum Investment Amount (per investor): $300

Perks*

The Offering includes 10 KPOW (the "Tokens") for every $1 invested.

Investments must be in whole-dollar increments, with a minimum investment of $300.

In addition, the following bonuses apply, and these tokens are subject to the Bonus Rates and Terms noted below.

- $1,000+ — When you invest $1,000-$4,999, you will receive a 20% Token Bonus (12 tokens per $1 invested).
- $5,000+ — When you invest $5,000-$9,999, you will receive a 30% Token Bonus (13 tokens per $1 invested).
- $10,000+ — When you invest $10,000-$49,999, you will receive a 40% Token Bonus (14 tokens per $1 invested).
- $50,000+ — When you invest $50,000-$99,000, you will receive a 50% Token Bonus (15 tokens per $1 invested).

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

KPOW Tokens

Description: KPOW Tokens are ERC20 Tokens built on the Ethereum Blockchain and function as the primary medium of exchange usable within our own proprietary

KapowChainTM platform, and will be used as an exchange medium between consumers, retailers, and supply chain partners.

- **Initial Blockchain:** ERC20
- **Migration to Alternative Blockchain:** EOS or NXT
- **Expected Network Launch date:** November 2018
- **Total amount of Tokens authorized for creation:** 500,000,000 (Total lifetime supply authorized)
- **Amount of Tokens or Rights to Tokens already issued:** 0
- **Will they be listed on Exchanges:** We intend to list the token on exchanges, but this may change, pending exchange approval requirements, changes to the regulatory landscape, or any other unforeseen reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform(s) will be available at that time.

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** Price per Token at token generation event or method for determining price: $0.10 per KPOW.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Class B Nonvoting Membership Units and the Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

KapowChain, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+

campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class B Nonvoting Membership Units at $1.00 / unit, you will receive 10 bonus units, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

KapowChain was founded on the principle of improving the efficiencies of an existing supply chain towards a decentralized blockchain-based ecosystem. Being deeply involved as collectors, we have a personal stake in solving the problems below and taking the collectibles industry to the next level of complete transparency and elimination of 99% of fees from the middlemen. Cryptocurrency and blockchain need mass adoption while the collectibles industry has a dedicated and enthusiastic community but needs an upgrade. KapowChain™ delivers a real-world use-case that perfectly aligns the two. Its scalable platform is focused on disrupting a very large niche that has not been effectively and efficiently served to solve the on-going problems of transparency, high fees, theft and fakes. KapowChain and blockchain technology will offer the collectibles industry the solutions it has been craving for with a suite of products and services in our decentralized platform. KapowChain™ offers the collectibles market with the tools to buy, sell, and communicate safely and securely through use of cutting-edge Blockchain technology to provide three main functions that will solve the current problems plaguing the collectibles industry. KapowChain™ will provide proprietary decentralized mobile applications and a secure marketplace that will minimize fees and mitigate the risks of counterfeiting, frivolous claims, and stolen assets. KapowChain™ solutions consist of: 1. The Digital Authentication Passport® - The DAP allows people to immutably secure and track their assets and collections via blockchain technology. The DAP records the asset's provenance and will be used to transfer assets via smart contracts. The DAP traces the path of an asset over time to confirm authenticity when an asset is transferred. In addition to being a marketplace facilitator, it provides a rigorous anti-theft system that allows users to alert the system in case an item is lost or stolen. This makes the DAP an indispensable tool for collectors everywhere. 2. SLABBR.com© - We believe this will be the very first collectible-centric social marketplace. In addition to creating an ideal environment for collectors and stores to buy, sell, and trade, it will also provide a place for collectors, enthusiasts, and others to connect over their passions and interests. The collectibles audience is currently massive and fractured. SLABBR.com© is the first attempt to bring them all under one roof. 3. Supply Chain Tracking Logistics© (SCTL) - SCTL is KapowChain's™ AI solution for tracking all collectibles in the ecosystem. Partnering with publishers and manufacturers, SCTL will track collectibles all over the globe to help improve the overall ecosystem. Sellers will be able to make more informed and accurate decisions regarding supply, demand, demographics, inventory management, and forecasting. All of these improvements will lead to greater efficiency in logistics and, in turn, increase profitability. KPOW token is currently under development and we plan to produce 500 million tokens upon completion. We are a technology company, and we do not operate under a traditional supply chain system. Our expected customer base for KPOW tokens includes, but are not limited to, collectors, retailers, publishers, manufacturers, and investors. We currently have a Proof-of-Concept for our proprietary Digital Authentication Passport® (DAP). The PoC features the ability to scan and record collectibles to the blockchain. This function can ONLY be performed by KapowChain's designated admins. Users of the DAP application can view their asset database, revise status, transact payments and purchases, and transfer ownership. We project to produce our ERC20 KPOW tokens in December 2018 in anticipation of the DAP public release by the beginning of 2019. Our strategy is to accept USD for the blockchain authentication service and using KPOW tokens to produce the immutable digital record on the blockchain. Alternatively, users can purchase the utility tokens in advance for future use. As part of our user acquisition strategy, KapowChain plans to reward the first 1,000,000 application downloads with 100 KPOW tokens. Phase II will introduce SLABBR.com©, a decentralized social marketplace for collectors. Currently in the planning stage, we project to release the SLABBR.com© BETA version in after reaching a threshold of 200,000 users. Supply Chain Tracking Logistics© (SCTL) is our PHASE III development. SCTL is a collaborative effort with manufacturers, publishers, and creators to track all collectible items origin from its production to the last owner. A successful SCTL release requires trusts with users of DAP, and more importantly, needs a faster, more stable and scalable blockchain solution. We have recently secured an LOI agreement with an independent publisher, Devil's Due Entertainment, and will begin developing a solution to track each item produced through the printing process and or with a tag for non-paper collectibles. Our projection to roll out SCTL with the first print production and other collectibles by early 2020. We will continue our efforts to gain suppliers in 2019.

Competitors and Industry

KapowChain does not currently have any known direct or indirect competitors. The current collectibles industry is fragmented and not centralized. We believe KapowChain is the first of its kind to offer this type of services using blockchain to create an immutable record. KapowChain is one of the very few blockchain related companies to have a fully functional Proof-of-Concept demo for our featured application, Digital Authentication Passport.

Current Stage and Roadmap

We currently have a Proof-of-Concept for our proprietary Digital Authentication Passport® (DAP). The PoC features the ability to scan and record collectibles to the blockchain. This function can ONLY be performed by KapowChain's designated admins. Users of the DAP application can view their asset database, revise status, transact payments and purchases, and transfer ownership. We project to produce our ERC20 KPOW tokens in December 2018 in anticipation of the DAP public release by the beginning of 2019. Our strategy is to accept USD for the blockchain authentication service and using KPOW tokens to produce the immutable digital record on the blockchain. Alternatively, users can purchase the utility tokens in advance for future use. As part of our user acquisition strategy, KapowChain plans to reward the first 1,000,000 application downloads with 100 KPOW tokens. Phase II will introduce SLABBR.com©, a decentralized social marketplace for collectors. Currently in planning stage, we project to initiate SLABBR.com© BETA version in tandem with reaching a threshold of acquiring a minimum of 200,000 users. Supply Chain Tracking Logistics© (SCTL) is our PHASE III implementation. SCTL is a collaborative effort with manufacturers, publishers, and creators to track all collectible items produced to track its origin from production to the last owner. A successful SCTL release requires trusts with users of DAP, and more importantly, needs a faster, more stable and scalable blockchain solution. We have recently secured a partnership agreement with an independent publisher, Devil's Due Entertainment, to test SCTL with. Therefore, it is important to concentrate all our efforts on perfecting PHASE I in 2019. KPOW Token is currently under development and we plan to produce 500 million coins upon completion. We are a technology company, and we do not operate under a traditional supply chain system. Our expected customer base for KapowCoin include, but are not limited to, collectors, retailers, publishers, manufacturers and investors. Future Roadmap: Kapow Tokens are an ERC20 Tokens built on the Ethereum Blockchain and function as the primary medium of exchange usable within our own proprietary KapowChainTM platform, and will be used as an exchange medium between consumers, retailers, and upstream supply chain partners. ● Initial Blockchain: Ethereum, ERC20 ● Migration to Alternative Blockchain: Cardano or NXT ● Expected Network Launch date: 11/1/18 ● Price per Token at token generation event or method for determining price: $0.10 per KPOW. ● Total amount of Tokens authorized for creation: 500,000,000 (Total lifetime supply authorized) ● Amount of Tokens or Rights to Tokens already issued: None ● Will they be listed on Exchanges: We intend to list the token on exchanges, but this may change, pending exchange approval requirements, changes to the regulatory landscape, or any other unforeseen reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform(s) will be available at that time. ○ if so, which: TBD

The Team

Managers

Name: Sang Truong

Sang Truong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO and Manager

Dates of Service: January 26, 2018 - Present
Responsibilities: Head of company

Other business experience in the past three years:

- **Employer:** Beverage World Specialties, LLC
  Title: Minor partner / Director of Marketing
  Dates of Service: January 01, 2015 - January 26, 2018
  Responsibilities: All marketing and PR

Other business experience in the past three years:

- **Employer:** 5280 Comics
  Title: Owner
  Dates of Service: May 05, 2014 - Present
  Responsibilities: Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Membership Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Membership Unit in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced

to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational KapowChain system or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The Class B Membership Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KapowChain is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on KapowChain or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on KapowChain could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Possible Legal, Financial and Tax Implications

An investment in KapowChain has a degree of risk. We recommend you consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the Offering of KapowChain as further detailed in this Memorandum. Further, we recommend you consult independent legal advice in respect of the legality of your participation in the KapowChain sale.

Exempt Securities

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Evolving Future

We have an evolving business model that model may need to evolve. From time to time we may modify aspects of our business model relating to our product mix and service offerings. With regard to the KapowChain application and solution and the KapowChain Tokens, as blockchain assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

Brand-New Company

We have no operating history. We are a recently formed company with no historical operating results, and we will not commence operations until obtaining funding through this Offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry.

Developmental Stage

The KapowChain™ application and solution is still under development and may undergo significant changes over time. Our proposed KapowChain application and solution is complex, novel and untested. Its creation requires the integration of multiple existing technologies, as well as the development of new software. Although the Company intends for the KapowChain application and solution to have the features and specifications set forth in this Memorandum, the Company may make changes to such features and specifications for any number of reasons, any of which may mean that the KapowChain application and solution will change course from what is described in this Memorandum.

Uncertainty

The development and maintenance of the KapowChain application and solution could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. There can be no assurance that we will have the financial and technological resources necessary to complete the development of the KapowChain application and solution if its development costs more than we have estimated or requires technology and expertise that we do not have and cannot develop.

Commercialization

There is a possibility that the KapowChain application and solution may never be launched and there may never be an operational KapowChain Reward. Even if we are able to develop the KapowChain application and solution as contemplated, we may not be able to develop the KapowChain application and solution on a timely basis. Any of these factors could materially adversely affect our ability to commercialize and generate any revenue from our proposed KapowChain application and solution. We may experience systems failures or capacity constraints that could materially harm our ability to conduct our operations and execute our business strategy.

Electronically Dependant

We will be heavily dependent on the capacity, reliability and security of the computer and communications systems and software supporting our operations. We plan to receive and/or process a large portion of our services through electronic means, such as through public and private communications networks. Our systems, or those of our third-party providers, may fail, be shut down or, due to capacity constraints, operate slowly. If any of our systems do not operate properly, are compromised or are disabled, including as a result of system failure, employee or customer error or misuse of our systems, we could suffer financial loss, liability to customers, regulatory intervention or reputational damage that could affect demand by current and potential users of our market. We will need to continue to upgrade, expand and increase the capacity of our systems as our business grows and as we execute our business strategy. Although many of our systems are designed to accommodate additional volume and products and services without redesign or replacement, we will need to continue to make significant investments in additional hardware and software to provide processing services. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected. Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.

Key Personnel

Our employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use, or unauthorized disclosure of confidential information. It is not always possible to deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject us to financial losses or regulatory sanctions and materially harm our reputation, financial condition, and operating results. We may have difficulty executing our growth strategy and maintaining our growth effectively. Our growth requires additional investment in personnel, facilities, information technology infrastructure, and data management systems and controls, and may place a significant strain on our management and resources. Our growth strategy also may subject us to increased legal, compliance and regulatory obligations. There is no guarantee that our efforts will be successful. We may not be able to implement important strategic initiatives in accordance with our expectations, including that the strategic initiatives could result in additional unanticipated costs, which may result in an adverse impact on our business and financial results. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with our growth, our future profitability could be adversely affected.

Ever-Evolving Industry

Blockchain is a nascent and rapidly changing technology. The development of blockchain networks is a new and rapidly evolving industry that is subject to a degree of uncertainty. Factors affecting the further development of the blockchain industry include: - continued worldwide growth in the adoption and use of blockchain networks and assets; - the maintenance and development of the open-source software protocol of blockchain networks; - changes in consumer demographics and public tastes and preferences; - the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; - the general economic environment and conditions relating to blockchain networks and assets.

Possible Future Regulations

Regulation of blockchain networks, assets and related technologies remains in its early stages, and may change significantly and unpredictably over time. The development of regulations is an uncertain process, and regulations generally vary amongst jurisdictions. In addition, users may access the app from international locations, which may implicate international laws and regulations with different requirements than U.S. laws. All of these laws and regulations are subject to change, which may require KapowChain to redesign the KapowChain application and solution or otherwise limit KapowChain application and solution functionalities. There are no assurances that laws, regulations, and policies as they exist today or in the future will not negatively impact the KapowChain application and solution and its viability.

Privacy and Data Security

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions. Our business model contemplates that the users of our KapowChain application and solution will transmit personal data. End users of our KapowChain application and solution may transmit a significant amount of personal or identifying information through the KapowChain application and solution. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer the KapowChain application and solution. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state, local and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from users and other individuals; and these laws may create varied and potentially conflicting requirements. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices.

Novel Technology

The application of distributed ledger technology is novel. Blockchain is an emerging technology that offers new capabilities which are still evolving. In most cases, software used by blockchain asset issuing entities is in an early development stage. There is no warranty that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns and trading halts could cause the partial or complete inability to use or loss of blockchain assets.

Transfer Rights

At issuance, there will be no trading market available for the KapowChain, designated Exchange and peer-to-peer transfers will not be permitted unless and until KapowChain holders are notified otherwise by the Company and informed of the requirements. As a result of recent regulatory developments, conventional crypto exchanges are currently unwilling to list securities tokens, such as KapowChain. The company is unaware of any current operational ATS or exchange capable of supporting secondary trading in KapowChain. The transfer of the KapowChain is restricted. The offer and sale of the KapowChain have not been registered under the 1934 Act or under applicable securities laws of any state or other jurisdiction, and the KapowChain will constitute restricted securities under such laws. The KapowChain may not be resold unless the resale is subsequently registered under the KapowChain Act and applicable securities laws of any state or other jurisdiction, an exemption from registration is available or the resale is in accordance with the provisions of Regulation S, and, in each case, the resale is in accordance with all applicable securities laws, including securities laws of the states of the United States and any other applicable jurisdictions. Only the Company is entitled to register the

KapowChain under the Act, and the Company has no obligation to do so. The Company, in its sole discretion, may refuse to transfer the KapowChain in the absence of an opinion of legal counsel satisfactory to the Company's counsel that such proposed transfer is exempt from registration under the KapowChain Act and the applicable securities laws of any state or other jurisdiction or is in accordance with all of the requirements of Regulations CF or S and, in each case, such proposed transfer is in accordance with all applicable securities laws, including securities laws of the states of the United States and any other applicable jurisdictions. These restrictions on transfer may prevent investors from liquidating their investment in the future or at all.

No Assurances

There is no assurance that investors in the KapowChain will receive a return on their investment. Any return on an investment in the KapowChain is contingent upon many circumstances detailed herein. There is no assurance that investors will realize any return on their investments. For this reason, each purchaser should carefully read this Memorandum and should consult with their own attorney, financial and tax advisors prior to making any investment decision with respect to the KapowChain. The interests of our Class A Unit holders may conflict with the interests of the KapowChain holders. The Class A Unitholders control 100% of the voting power of KapowChain LLC and as such, have control over the over management and affairs and over all matters of the Company, including significant corporate transactions, such as a merger or other sale of our Company or its assets.

There is no assurance that investors in the KapowChain will receive a return on their investment.

Any return on an investment in the KapowChain is contingent upon many circumstances detailed herein. There is no assurance that investors will realize any return on their investments. For this reason, each purchaser should carefully read this Memorandum and should consult with their own attorney, financial and tax advisors prior to making any investment decision with respect to the KapowChain. The interests of our Class A Unit holders may conflict with the interests of the KapowChain holders. The Class A Unitholders control 100% of the voting power of KapowChain LLC and as such, have control over the over management and affairs and over all matters of the Company, including significant corporate transactions, such as a merger or other sale of our Company or its assets.

At issuance, there will be no trading market available for the KapowChain, designated Exchange and peer-to-peer transfers will not be permitted unless and until KapowChain holders are notified otherwise by the Company and informed of the requirements.

As a result of recent regulatory developments, conventional crypto exchanges are currently unwilling to list securities tokens, such as KapowChain. The company is unaware of any current operational ATS or exchange capable of supporting secondary trading in KapowChain. The transfer of the KapowChain is restricted. The offer and sale of the KapowChain have not been registered under the 1934 Act or under applicable securities laws of any state or other jurisdiction, and the KapowChain will constitute restricted securities under such laws. The KapowChain may not be resold unless the resale is subsequently registered under the KapowChain Act and applicable securities laws of any state or other jurisdiction, an exemption from registration is available or the resale is in accordance with the provisions of Regulation S, and, in each case, the resale is in accordance with all applicable securities laws, including securities laws of the states of the United States and any other applicable jurisdictions. Only the Company is entitled to register the KapowChain under the Act, and the Company has no obligation to do so. The Company, in its sole discretion, may refuse to transfer the KapowChain in the absence of an opinion of legal counsel satisfactory to the Company's counsel that such proposed transfer is exempt from registration under the KapowChain Act and the applicable securities laws of any state or other jurisdiction or is in accordance with all of the requirements of Regulations CF or S and, in each case, such proposed transfer is in accordance with all applicable securities laws, including securities laws of the states of the United States and any other applicable jurisdictions. These restrictions on transfer may prevent investors from liquidating their investment in the future or at all.

The application of distributed ledger technology is novel.

Blockchain is an emerging technology that offers new capabilities which are still evolving. In most cases, software used by blockchain asset issuing entities is in an early development stage. There is no warranty that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns and trading halts could cause the partial or complete inability to use or loss of blockchain assets.

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions.

Our business model contemplates that the users of our KapowChain application and solution will transmit personal data. End users of our KapowChain application and solution may transmit a significant amount of personal or identifying information through the KapowChain application and solution. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer the KapowChain application and solution. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state, local and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from users and other individuals; and these laws may create varied and potentially conflicting requirements. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices.

Regulation of blockchain networks, assets and related technologies remains in its early stages, and may change significantly and unpredictably over time.

The development of regulations is an uncertain process, and regulations generally vary amongst jurisdictions. In addition, users may access the app from international locations, which may implicate international laws and regulations with different requirements than U.S. laws. All of these laws and regulations are subject to change, which may require KapowChain to redesign the KapowChain application and solution or otherwise limit KapowChain application and solution functionalities. There are no assurances that laws, regulations, and policies as they exist today or in the future will not negatively impact the KapowChain application and solution and its viability.

Blockchain is a nascent and rapidly changing technology.

The development of blockchain networks is a new and rapidly evolving industry that is subject to a degree of uncertainty. Factors affecting the further development of the blockchain industry include: - continued worldwide growth in the adoption and use of blockchain networks and assets; - the maintenance and development of the open-source software protocol of blockchain networks; - changes in consumer demographics and public tastes and preferences; - the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; - the general economic environment and conditions relating to blockchain networks and assets.

Our employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use, or unauthorized disclosure of confidential information.

It is not always possible to deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject us to financial losses or regulatory sanctions and materially harm our reputation, financial condition, and operating results. We may have difficulty executing our growth strategy and maintaining our growth effectively. Our growth requires additional investment in personnel, facilities, information technology infrastructure, and data management systems and controls, and may place a significant strain on our management and resources. Our growth strategy also may subject us to increased legal, compliance and regulatory obligations. There is no guarantee that our efforts will be successful. We may not be able to implement important strategic initiatives in accordance with our expectations, including that the strategic initiatives could result in additional unanticipated costs, which may result in an adverse impact on our business and financial results. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with our growth, our future profitability could be adversely affected.

We will be heavily dependent on the capacity, reliability and security of the computer

and communications systems and software supporting our operations.
We plan to receive and/or process a large portion of our services through electronic means, such as through public and private communications networks. Our systems, or those of our third-party providers, may fail, be shut down or, due to capacity constraints, operate slowly. If any of our systems do not operate properly, are compromised or are disabled, including as a result of system failure, employee or customer error or misuse of our systems, we could suffer financial loss, liability to customers, regulatory intervention or reputational damage that could affect demand by current and potential users of our market. We will need to continue to upgrade, expand and increase the capacity of our systems as our business grows and as we execute our business strategy. Although many of our systems are designed to accommodate additional volume and products and services without redesign or replacement, we will need to continue to make significant investments in additional hardware and software to provide processing services. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected. Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.

There is a possibility that the KapowChain application and solution may never be launched and there may never be an operational KapowChain Reward.
Even if we are able to develop the KapowChain application and solution as contemplated, we may not be able to develop the KapowChain application and solution on a timely basis. Any of these factors could materially adversely affect our ability to commercialize and generate any revenue from our proposed KapowChain application and solution. We may experience systems failures or capacity constraints that could materially harm our ability to conduct our operations and execute our business strategy.

The development and maintenance of the KapowChain application and solution could lead to unanticipated and substantial costs, delays or other operational or financial difficulties.
There can be no assurance that we will have the financial and technological resources necessary to complete the development of the KapowChain application and solution if its development costs more than we have estimated or requires technology and expertise that we do not have and cannot develop.

The KapowChain application and solution is still under development and may undergo significant changes over time.
Our proposed KapowChain application and solution is complex, novel and untested. Its creation requires the integration of multiple existing technologies, as well as the development of new software. Although the Company intends for the KapowChain application and solution to have the features and specifications set forth in this Memorandum, the Company may make changes to such features and specifications for any number of reasons, any of which may mean that the KapowChain application and solution will change course from what is described in this Memorandum.

We have no operating history.

We are a recently formed company with no historical operating results, and we will not commence operations until obtaining funding through this Offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry.

We have an evolving business model that model may need to evolve.

From time to time we may modify aspects of our business model relating to our product mix and service offerings. With regard to the KapowChain application and solution and the KapowChain Tokens, as blockchain assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

A crowdfunding investment involves risk.

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in KapowChain has a degree of risk.

We recommend you consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the Offering of KapowChain as further detailed in this Memorandum. Further, we recommend you consult independent legal advice in respect of the legality of your participation in the KapowChain sale.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Sang Truong	16,000,000	Class a voting membership units	100.0

The Company's Securities

The Company has authorized Class A Voting Membership Units, and Class B Nonvoting Membership Units.

Class A Voting Membership Units

The amount of security authorized is 16,000,000 with a total of 16,000,000 outstanding.

Voting Rights

The holders of shares of the Company's Class A Voting Membership Units are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

Distribution Rights The amount and timing of all distributions of cash, or other assets, shall be determined by a unanimous vote of the Voting Members. All such distributions shall be made to those Members who, according to the books and records of the Company, were the holders of record of Membership Interests on the date of Distribution in accordance with the Ownership Percentage of each such Member, subject to the Terms of the Operating Agreement. Rights to Receive Liquidation Distributions Regardless of any other provision in the Operating Agreement, if there is a distribution in liquidation of this LLC, or when any member's interest is liquidated, all items of income and loss shall be allocated to the members' capital accounts, and all appropriate credits and deductions shall then be made to these capital accounts before any final distribution is made. A final distribution shall be made to members only to the extent of, and in proportion to, any positive balance in each member's capital account. In the event of a charging order, bankruptcy, lien or other involuntary transfer, the Class A Members may unanimously elect that the Company purchase all or any part of the Membership Units that are in question. The price shall be equal to one-half (1/2) of the fair market value of such Units. Written notice of such purchase shall be provided to the creditor or claimant within sixty (60) days. The Membership

Units are restricted. Class B Nonvoting Membership Units may not be transferred for one year after Closing. Also, neither Class A Voting Membership Units nor Class B Nonvoting Membership Units may be sold, assigned, transferred or otherwise disposed of without first making a written offer to sell them to the other Class A Members or to the Company at a mutually agreed upon price. A Class A Member may not sell, assign, transfer or otherwise dispose of all or part of his Membership Interest in the Company without first making a written offer to sell such Membership Interests to the other Class A Members or the Company at a mutually agreed upon price. If the Company or such other Members decline the purchase of the Membership Interest within thirty (30) days, and the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, the purchaser or assignee shall have no right to vote nor participate in the management of the business or other affairs of the Company. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law

Class B Nonvoting Membership Units

The amount of security authorized is 1,070,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Nonvoting Membership Units.

Material Rights

Distribution Rights. The amount and timing of all distributions of cash, or other assets, shall be determined by a unanimous vote of the Voting Members. All such distributions shall be made to those Members who, according to the books and records of the Company, were the holders of record of Membership Interests on the date of Distribution in accordance with the Ownership Percentage of each such Member, subject to the Terms of the Operating Agreement. Rights to Receive Liquidation Distributions. Regardless of any other provision in the Operating Agreement, if there is a distribution in liquidation of this LLC, or when any member's interest is liquidated, all items of income and loss shall be allocated to the members' capital accounts, and all appropriate credits and deductions shall then be made to these capital accounts before any final distribution is made. A final distribution shall be made to members only to the extent of, and in proportion to, any positive balance in each member's capital account. Company Repurchase Right in Certain Events. In the event of a charging order, bankruptcy, lien or other involuntary transfer, the Class A Members may unanimously elect that the Company purchase all or any part of the Membership Units that are in question. The price shall be equal to one-half (1/2) of the fair market value of such Units. Written notice of such purchase shall be provided to the creditor or claimant within sixty (60) days. Rights and Preferences The rights, preferences and privileges of the holders of the company's Class B Membership Units are subject to and may be adversely affected by, the rights of the holders of shares of our Class A Membership Units and any additional classes units that we may designate in the future. The Class B Nonvoting Membership Units have limited rights and carry certain restrictions. Specifically, the Class B Nonvoting Membership Units do not have any voting rights and do not have any rights to participate in the management of the Company. Class B Nonvoting Members do not have the right to take any action or enter into any contract or obligation on behalf of the Company. Class B Nonvoting Membership Units may not be transferred for one year after Closing. Nor may Class B Nonvoting Membership Units be sold, assigned, transferred or otherwise disposed of without first making a written offer to sell them to the other Class A Members or to the Company at a mutually agreed upon price. Class B Nonvoting Membership Units do not have any redemption rights. Holders of Class B Units are not entitled to preemptive, preferential and other rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company. Class B Nonvoting Members are not able to influence the Company's policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. Class B Nonvoting Membership Units can be diluted. A Class B Member may not sell, assign, transfer or otherwise dispose of all or part of his Membership Interest in the Company without first making a written offer to sell such Membership Interests to the Class A Members or the Company at a mutually agreed upon price. If the Company or such Class A Members decline the purchase of the Membership Interest within thirty (30) days, then the Class B Member may sell, assign, or transfer such Class B's membership Interest to the designated recipient, subject to all terms and conditions of the Operating Agreement and the rights and interests applicable to such Class B Nonvoting Units. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law

What it means to be a minority holder

As a minority holder of Class B nonvoting Membership Unit of the company, you will have no voting rights except as required by law, and will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a unit offering, employees exercising unit options, or by conversion of certain instruments into units.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
It is crucial that we reach a minimum of $500,000 in capital funding to pursue ICO, development of our vision, and marketing of our product and services. We believe that $500K may be enough to get us through up to 3 years.

Foreseeable major expenses based on projections:
Two major expenses are product development and marketing

Future operational challenges:
The development and maintenance of the KapowChain application and solution could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. There can be no assurance that we will have the financial and technological resources necessary to complete the development of the KapowChain application and solution if its development costs more than we have estimated or requires technology and expertise that we do not have and cannot develop.

Future challenges related to capital resources:
KapowChain's business model requires capital resources to succeed. The main challenge we see that could slow our progress is not having raised the minimum capital needed.

Future milestones and events:
The market release of DAP and it's rate of adoption will have a significant impact on our success. Even though our projection is deliberately conservative, we can still fall below these numbers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Cash on hand of $2,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
Funds from the campaign will be utilized for the development of platform and marketing. Without adequate funding, our operation cannot move forward

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
Yes. All funds from the campaign will be utilized for the company's operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
The minimum investment of $10,000 will allow the Company to continue development efforts for three months or less. A minimum investment of $107,000 should get us the majority of the development of the platform needed and get us through the first 12 months. However, it may not help to reach our first year sales projections. Thereafter, the Company's continuation as a going concern is dependent upon its ability to create positive cash flows from operations and If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the

scope of our operations and further development or be required to obtain financing from third parties, including borrowing required additional funds, at then prevailing interest rates, from commercial banks, savings and loan associations, and/or other lending institutions. No assurance can be given that the Company will be successful in these efforts.

How long will you be able to operate the company if you raise your maximum funding goal?
With proper financial management and timely development, KapowChain can survive a minimum of 5 years. With adequate funding, we believe KapowChain have the ability to reach our sales projections and fund operations through sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
In addition to generating initial revenues with Digital Authentication Passport (DAP), KapowChain plans to proceed with releasing SLABBR.com and SCTL as future revenue potential.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $16,000,000.00

Valuation Details: Our valuation is based on the revenue projections for the first three years. With the data collected and our team's experience about the industry, KapowChain is conservatively targeting less than 5% of the total encapsulation market with DAP in the next five years that could translate to $70M in revenue in year 5, starting with only a 0.07% target for the first year. Even at 0.07% market capture, KapowChain can generate $1M in the first year of operation and reaching $70M if target hits 4%. Our goal is to penetrate 10-20% of the market in year 5. We believe this goal can be achieved with visibility in the marketplace and marketing to consumers. Early results from our interviews are very positive. KapowChain's vision and the scope of our project are very ambitious. While other blockchain projects focus on one problem with one solution, we offer three different solutions in each phase that could stand on its own as a separate entity. (Digital Authentication Passport, SLABBR.com, and Supply Chain Tracking Logistics.) The main reason for all the phases is to disrupt the entire ecosystem with solutions that function symbiotically. While there are no other companies targeting the specific supply chain that we are. The following are some blockchain authentication companies with similar valuation: ZenDao - hard cap of 25,000 Bitcoin or $162M Codex Protocol - hard cap of $15M VeriMe - hard cap $30M, Seal - $33M hard cap Bonafi - $15M

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  94.0%
  $10,000 will not be sufficient to grow a business of this magnitude. Most, if not all, will be used to expand our proprietary DAP in addition to acquiring the equipment associated with it.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  30.0%
  Customer Acquisition is essential to the success of KapowChain. Majority of the funds will be used to provide knowledge to the community through various advertising campaigns, community outreach, comics/toy conventions, and logistics.

- *Research & Development*
  30.0%
  If we reach the $250,000 mark, we can add two part-time developers to help us achieve Phase I with the official release of DAP and wallet integration by end of 2018. By the beginning of 2019, we believe marketing and Digital Authentication Passport (DAP) release should begin to gain customers demand for our DAP service.

- *Operations*
  10.0%
  Operations management, strategies and opportunities may change from month-to-month. Therefore,10% of capital should be maintained to meet and/or take advantage of opportunities.

- *Company Employment*
  10.0%
  In order to complete our goals, we must expand our human resources by

attracting highly talented people.

- *Inventory*
4.0%
We believe 4% is sufficient to scale our technology and equipment for the first two years.

- *ICO preparation*
10.0%
We intend to pursue an Initial Coin Offering to establish a value and liquidity for KPOW tokens and to encourage mass adoption of our tokens.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at kapowchain.com (https://kapowchain.com/investorsreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kapowchain-llc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR KapowChain, LLC

[See attached]

I, Sang Truong, the Principal Executive Officer and Manager of KapowChain, LLC hereby certify that the financial statements of KapowChain, LLC and notes thereto from Inception 01/26/2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

KapowChain, LLC was not in existence in the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 08/31/2018 (Date of Execution).



_____ (Signature)

_____Founder / CEO_____ (Title)

_____10/21/18_____ (Date)

KAPOWCHAIN, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION JANUARY 26, 2018 TO AUGUST 31, 2018

KapowChain, LLC
Index to Financial Statements
(unaudited)

Independent Accountant's Review Report

To the Management of KapowChain, LLC

I have reviewed the accompanying financial statements of KapowChain, LLC, which comprise the balance sheet as of August 31, 2018, and the related statement of income, changes in members' equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



, CPA

New York, New York
October 9, 2018

KAPOWCHAIN, LLC
BALANCE SHEET
FROM INCEPTION JANUARY 26, 2018 TO AUGUST 31, 2018
(unaudited)

Assets	
Current Assets:	
Cash	$ 1,500
Prepaid Expenses	1,000
Total Current Assets	2,500
Non-Current Assets	
Property, Plant & Equipment	-
Intangible Assets	-
Total Non-Current Assets	-
Total Assets	$ 2,500
Liabilities and Equity	
Current Liabilities	
Trade and other borrowings	-
Short-term borrowings	-
Total Current Liabilities	$ -
Non-Current Liabilities	-
Long-term borrowings	-
Total Non-Current Liabilities	-
Total Liabilities	$ -
Members' Equity	
Members' Contribution	12,600
Retained Earnings	(10,100)
Total Members' Equity	2,500
Total Liabilities and Members' Equity	$ 2,500

KAPOWCHAIN, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FROM INCEPTION JANUARY 26, 2018 TO AUGUST 31, 2018
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		-
Operating Expenses-		
General and Administrative		10,100
Total Operating Expenses		10,100
Net Income	$	(10,100)

KAPOWCHAIN, LLC
STATEMENT OF CASH FLOWS
FROM INCEPTION JANUARY 26, 2018 TO AUGUST 31, 2018
(unaudited)

Cash Flows From Operating Activities

Net Income	$ (10,100)
Less: Changes in Prepaid Expenses	(1,000)
Net Cash used in Operating Activities	$ (11,100)

Cash Flows From Financing Activities

Members' Contribution	$ 12,600
Net Cash from Financing Activities	$ 12,600

Increase in Cash and Cash Equivalents

Cash and cash equivalents, beginning of period	$ -
Net Increase (decrease) in Cash	1,500
Cash and cash equivalents, end of period	$ 1,500

NOTE 1 – NATURE OF OPERATIONS

KapowChain, LLC was formed on 01/26/2018 ("Inception") in the State of CO. The financial statements of KapowChain, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lakewood, CO.

KapowChain, LLC is on a social mission to revolutionize the collectibles market by uniting the communities with tools to buy, sell, and communicate safely, securely, and with peace of mind, through the use of blockchain technology. It is a collectibles market created by collectors, for collectors, ushering the industry into the 21st century with the help of a disruptive technology. KapowChain, LLC is aiming to become the backbone of the industry through a proprietary decentralized mobile application and a secure marketplace that will minimize fees and mitigate the risks of counterfeiting, frivolous claims, and stolen assets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31st, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The company derives revenues primarily from software related services and from fees generated by their virtual marketplace for collectibles. Customers/users are charged for the aforementioned services on a fixed-price basis. Software related services and fees generated from the virtual marketplace are considered separately identifiable components. The company measures revenue in respect of each separable component of a transaction at their respective predetermined listed price(s). All revenues are recognized when the general revenue recognition criteria given in ASC 605-20 are met. Revenue from software related and virtual marketplace services are recognized as the services are performed. Advances received for services are reported as deferred revenue until all conditions for revenue recognition are met.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective ownership apportionment of the Company's taxable income. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has not had any material terms of indebtedness.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Membership/LLC Units

The Company has authorized the issuance 16,000,000 Class A Voting Membership Units and 1,070,000 Class B Nonvoting Membership Units in KapowChain, LLC. Class A Membership Units constitute 93.8% interest of the Company. Class B Membership Units represent 6.2% of the Company. As of August 31, 2018, Sang Truong (the Chief Executive Officer) has a 100% ownership interest in the Company through ownership of all (100%) of the Class A Membership Units. Class B units are reserved to be issued to the investors at Start Engine.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 31, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

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Investors

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Raised of $10K - $1.07M goal

KapowChain
Securing Collectibles on
the Blockchain

🔵 Small OPO   🏠 Lakewood, CO
💻 Technology
📍 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Blockchain + Collectibles, a Perfect Combination

Invest in KapowChain™

KapowChain™ is on a social mission to revolutionize the collectibles market by uniting the communities with tools to buy, sell, and communicate safely, securely, and with the peace of mind provided by blockchain. It is a collectibles market created by collectors, for collectors to usher the industry into the 21st century with the help of a disruptive technology. KapowChain™ is aiming to become the backbone of the industry through a proprietary decentralized platform that will **minimize fees, mitigate the risks of counterfeiting, eliminate frivolous claims, deter thefts of assets** by securing and tracking of collectibles on the blockchain.

Collecting is an ancient tradition that stretches back thousands of years and is as ubiquitous today as it was in ancient Egypt. Anyone can be a collector, and collections can be as diverse as their owners, but we believe all collecting is born from passion and desire to hold on to a piece of history. Collections don't have to be limited to comics, coins, sports cards, and stamps. In fact, reports estimate the **global collectibles market above to be in excess of $200 billion annually.**

According to NPD Group, a market research company, collectibles support over 165,000 retailers worldwide and 75



million collectors. The collectible toys industry grew 14% from 2016 to 2017 and is on pace to repeat the growth for 2018. Sports cards are enjoying a healthy revival while coins have remained flat. The comics industry is growing at a pace of 1 - 1.5% annually (npd.com), as more publishers and industries have entered the market than ever before. And why not - we believe many of the biggest media properties can trace their roots to the comics market. The biggest names in collectibles include Warner Bros, a parent company of DC Comics, Disney owning Lucasfilm and Marvel Comics, Netflix, which recently acquired Millar World, and Amazon partnership with Skybound. Many comics properties are currently being optioned for either TV or movie deals. Comics properties contribute to billions of dollars in merchandising. Collectibles can move markets as easily as they move hearts. Collections are extensions of their creators and they deserve the same care and concern as any other interest. That's why KapowChain™ was created.



To preserve the collectible's value and condition, it is important to have it graded and encapsulated. This trend has seen explosive growth in the last 10 years. Improvements in grading services, encapsulation technology, and casing material have been the contributing factors to this growth. We believe integrating the trust and security of blockchain will help to exponentially add to the growth.

Initially, the primary market KapowChain™ is targeting is the existing encapsulations consisting of over ****<u>150,000,000 items</u> already slabbed or graded and protected in durable plastic casings and we believe ++<u>over 2,000,000 or more are being added each year</u>**. According to our projections, **if we are able to achieve a market penetration of 100,000 encapsulated items (or 0.07% market share)**, we believe KapowChain™ can position itself to generate profitable revenues in its first year of operations. **This is just Phase I of our vision.**

** Our estimated total of encapsulated collectibles is based on the data provided on the grading service's website. Data for grading services that could not be verified was not listed.

++ It is a conservative estimate and personal observations based on 30+ years of being involved in the collectibles marketplace

PSA cards - **31M** - listed on their website

BGS cards - **35M** - Not listed on the website. However, BGS is known for sports card grading and is as reputable if not more than PSA

PCGS Coins - **39M** - listed on their website

NGC coins - **41M** - listed on their website

Toys - AFA and UKG - **10M** combined estimate

Comics - CGC http://cgcdata.com/cgc/totals/ - **4M**, CBCS ~ **800,000** estimate (Acquired by BGS)

"We believe KapowChain™ will fundamentally change collecting forever through the use of a disruptive blockchain technology." This is your chance to invest in this exciting opportunity to shape that change and to benefit from the explosive this exciting opportunity to shape that change and to benefit from the explosive growth of collectibles in pop culture.

THE PROBLEMS



EXCESSIVE FEES
High listing costs, commissions, and transaction fees are leaving less profits for sellers & buyers.



LOST/STOLEN ASSETS
No anti-theft solutions available and lack of digital evidence to make claims.



FAKES/COUNTERFEITS
Lack of secured protocol and verification process leads to many fakes and counterfeits.



FALSE CLAIMS
Lack of information and disinformation leads to misleading claims about product scarcity, shilling, and inflated prices

The Collectibles Market Size

TOTAL TARGETED COLLECTIBLES MARKET



$200B ANNUAL SALES



$30B
- COMICS — 5
- CARDS — 4
- COINS — 12
- TOYS — 10

Annual sales of collectibles industry is estimated to be $200B. KapowChain is specifically targeting the $30B that make up the total encapsulations market and targeting the 75 million collectors in the USA alone.

According to Franklin Mint "Some 42.9 million U.S. households, that is 42% of total households, report that someone in their household collects any collectible item, according to Unity Marketing's latest consumer survey. With an average of 1.7 individual collectors living in each collecting household, the total number of U.S. collectors is estimated at 72.9 million — about 35% of the total U.S. population!"

TOTAL COLLECTIBLES ENCAPSULATION MARKET



OVER 150M



Over **2,000,000** more added annually.

One of the hottest trends in collectibles is encapsulation. To preserve collectibles for an extended life and maximum investment value, encapsulations are often necessary.

There are a number of professional grading services such as CGC, CBCS, AFA, PCGS, PSA and more that provides numerical grading to determine it's condition and encapsulations for preservation of a collectible item.

Source - Total market size of collectibles

Development Stage

KPOW token is currently under development and we plan to produce 500 million tokens upon completion. We are a technology company, and we do not operate under a traditional supply chain system. Our expected customer base for

KPOW tokens includes, but are not limited to, collectors, retailers, publishers, manufacturers, and investors.

We currently have a Proof-of-Concept (PoC) for our proprietary Digital Authentication Passport® (DAP). The PoC version of DAP currently runs on Android devices. The PoC features the ability to scan and record collectibles to the blockchain. This function can ONLY be performed by KapowChain's designated admins.

With the full release planned for early 2019, users of the DAP application can view their asset database, revise the status of an asset, trigger transactions, and transfer ownership. We plan to produce our ERC20 KPOW tokens in December 2018 in anticipation of the DAP public release by the beginning of 2019. Our strategy is to accept USD for the blockchain authentication service and using KPOW tokens to produce the immutable digital record on the blockchain. Alternatively, users can purchase the utility tokens in advance for future use. As part of our user acquisition strategy, KapowChain plans to reward the first 1,000,000 application downloads with 100 KPOW tokens.

Phase II will introduce SLABBR.com©, a decentralized social marketplace for collectors. Currently in the planning stage, we project to release the SLABBR.com© BETA version in after reaching a threshold of 200,000 users. We have no immediate plans to monetize SLABBR.com. Our initial goals are to increase users, provide an exceptional experience, encourage participation, and facilitate transactions.

Supply Chain Tracking Logistics© (SCTL) is our PHASE III development. SCTL is a collaborative effort with manufacturers, publishers, and creators. This is our ultimate vision for the future of the collectible ecosystem to eliminate frauds, counterfeits, and deter theft while tracking its record from beginning to end. We have recently secured a partnership agreement with an independent publisher, Devil's Due Entertainment, and will begin developing a solution to implement SCTL. We plan to implement SCTL with Devil's Due in the first quarter of 2020 in addition to gaining more suppliers in 2019.

Future Roadmap: KPOW is an ERC20 Tokens built on the Ethereum Blockchain and function as the primary medium of exchange or currency usable within our own proprietary KapowChain platform, and will be used as a currency between consumers, retailers, and upstream supply chain partners.

Tokenization of rare collectibles will also be introduced in our future timeline. KapowChain plans to use KPOW tokens to secure a portfolio of rare collectibles into the blockchain. We call it, the **VINTAGE VAULT**. Adding collectibles to the VINTAGE VAULT portfolio will be based on VOTES from our token HODLers (Holders). This gives KPOW HODLers a chance to own a fraction of an exciting portfolio of historical significance and value that cannot be otherwise purchased by one person.

The Offering

Investment: Class B Nonvoting Membership Unit and KPOW tokens

$1.00 per Class B Nonvoting Membership Unit │ When you invest you are betting the company's future value will exceed $17M.

Perks*

KPOW (the "Tokens")
The Offering includes 10 Tokens for every $1 invested.
Investments must be in whole-dollar increments, with a minimum investment of $300.
In addition, the following bonuses will apply:

$1,000+ — When you invest $1,000-$4,999, you will receive a 20% Token Bonus (12 tokens per $1 invested).

$5,000+ — When you invest $5,000-$9,999, you will receive a 30% Token Bonus (13 tokens per $1 invested).

$10,000+ — When you invest $10,000-$49,999, you will receive a 40% Token Bonus (14 tokens per $1 invested).

$50,000+ — When you invest $50,000-$99,000, you will receive a 50% Token Bonus (15 tokens per $1 invested).

*All perks and tokens will be delivered after the campaign is completed, and upon the availability of the Tokens.
See Offering Summary below for additional terms.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

KPOW Tokens

Description: KPOW are ERC20 tokens built on the Ethereum Blockchain and function as the primary medium of exchange or currency usable within our own proprietary KapowChain platform, and will be used as a form of currency between consumers, retailers, and supply chain partners.

The right to tokens is contingent upon the successful development of such tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

Digital Authentication Passport® (DAP) and SLABBR.com©

KapowChain™ has two main components that are being developed concurrently: Digital Authentication Passport® (DAP) and SLABBR.com©. We believe these two components of KapowChain™ work in tandem to cover the collectibles industry and will revolutionize the market from the ground up.

DAP is our blockchain-enabled authentication app and, through the use of our utility token, KPOW tokens will enable the buying, selling, and trading of collectible items through the DAP application and SLABBR.com© social marketplace. **The Digital Authentication Passport® (DAP)** will be a proprietary application **used to record and authenticate assets within a collection, view their provenance, transfer possession of these assets utilizing smart contract, utilize an escrow system, counter frauds and counterfeits, and comes with virtually no fees.** The DAP app will be the main route for users to access their database, amend & verify items and transact with KPOW



All images and GUIs are actual graphics for our Proof-of-Concept prototype on Android devices. iOS device image is computer generated.

SLABBR© is a decentralized social marketplace that offers a

database, amend & verify items and transact with KPOW tokens, KapowChain's collectible cryptocurrency solution.



SLABBR

DECENTRALIZED SOCIAL MARKETPLACE FOR COLLECTORS

fraction of transaction fees compared to the current market leaders like Amazon and eBay, while also offering a forum for collectors, enthusiasts, small businesses, and others to form a community of like-minded individuals. Although comics are seeing the most growth in the collectibles segment, SLABBR© will not be comics-specific; users are encouraged to socialize and sell any collectible they desire. All transactions will be made with KPOW tokens. By being part of the community, users will be rewarded with KPOW tokens through helpful interactions and participation. As with other cryptic coins, these same tokens will be able to be used to purchase collectibles at participating locations online and at brick-and-mortar locations.

How KapowChain™ Works



THE DAP PROCESS
SMART CONTRACT + BLOCKCHAIN
Certified Admin Assigns, Engraves, & Scans Asset with Kapow Unique ID
12e46a36v
Tokens Used
Smart Contract
Immutable Blockchain
Entered in Secured Kapow Database
Transfer of asset
Verified Wallet Address
Ledger Created
New Record
Item Descriptions
Proof-of-Ownership (PoO)
Buyer using mobile app scans Kapow code to verify item for
- Authenticity
- Proof- of-Ownership
- AUTHENTICATION
- PROVENANCE
- PROOF-OF-OWNERSHIP
- OWNER DATABASE
- TRANSACTION
- WALLET
Item verified | Item reported stolen | Item cannot be verified
Transaction Accepted
Transaction Rejected
Tokens Transferred
Verified Wallet Address
Updated Ledger/Kapow DB
Ownership is transferred and tracked

SAMSUNG
Digital Authentication Passport®
SECURED & VERIFIED

Phase One of KapowChain™ is already in action and is two-fold. First, is the current development of both the Digital Authentication Passport® (DAP). This has already begun and will lay the groundwork for SLABBR.com©, a Decentralized Social Marketplace for Collectors. Second, is the marketing strategy for capturing an initial 100,000 encapsulations for DAP in the market of over 150,000,000; that is an equivalent of 0.07% of the existing encapsulated assets.



All images and GUIs are actual graphics for our Proof-of-Concept prototype on Android devices, while images on iOS are computer generated. Final product may vary.

KapowChain™, currently located in Denver, CO, has created a custom-tailored, proprietary method for securing collectibles and entire collections using blockchain technology. Once completed, DAP allows collectors to bring encapsulated items or send them through the mail to our office, where we assign an ID, thereby creating a unique QR code, which is engraved to the encapsulation. Through the use of smart contracts, the QR code is then scanned, and all the related information pertaining to the collectible is entered into the blockchain. Doing this authenticates an immutable, distributed record of the items, their history, and provide a proof-of-ownership.

This tracking and securing process using the immutable blockchain, though extensive and involved at first, will eventually make buying, selling, and trading collectibles easier and much more transparent while preserving value through a decentralized database. As adoption continues, KapowChain™ will license partners to perform the scanning process globally, thus aiding the database's growth and providing users with a multitude of options.

Phase Two kicks off with the integration of a Kapow Wallet into the DAP, in addition to the release of SLABBR.com©. With the structure of the platform well underway, KapowChain™ will provide collectors with the decentralized social tools to connect with each other, while giving them the confidence that their transactions will be secure, fast, and fraud-proof. Transactions will take place with KPOW tokens, and the DAP will link to both on-chain and off-chain database to provide real-time information for collectors.

With the DAP live, KapowChain™ will begin to move into other areas besides simply facilitating a revolutionary new market. The DAP will be able to record a lot of information, also making it a potentially indispensable tool for insurance and asset management. Ownership is verified through blockchain technology, reducing the possibility of theft or loss, and most importantly, aids in dispute resolution and asset recovery should that happen.

Phase Three is where Kapowchain™ is leveraged further and its value is enhanced by our AI enabled Supply Chain Tracking Logistics© (SCTL). Eventually, the information recorded by the DAP and SLABBR.com© will contain detailed trends and other pertinent information of a particular item, allowing SCTL to parse data using Machine Learning. Manufacturers, publishers, artists, and creators can start to collaborate with KapowChain to record and track every collectible made and be able to use KapowChain™ for its invaluable market trend insights. In addition, these invaluable data will be available to both consumers and suppliers on a subscription type basis.

TRANSPARENT TRACKING BENEFITS
MANUFACTURERS, PUBLISHERS, DISTRIBUTORS, ARTISTS, CREATORS, AND CONSUMERS

Why KapowChain™ Can Succeed

KapowChain offers a novel platform utilizing blockchain technology that we believe will generate a sustainable and scalable business model while providing collectors with a decentralized platform to protect and exchange assets with minimal fees.

TOTAL TARGETED
COLLECTIBLES MARKET
$200B
ANNUAL SALES
$30B
COMICS
CARDS
COINS
TOYS
TOTAL COLLECTIBLES
ENCAPSULATION MARKET
OVER 150M
Over 2,000,000 more added annually.

Cryptocurrency and blockchain need mass adoption, while the collectibles industry has a dedicated and enthusiastic community but needs an upgrade. **KapowChain™ delivers a real-world use case that perfectly aligns the two.** Its scalable platform is focused on disrupting a very large sustainable niche that has not been effectively and efficiently served to solve the on-going **problems of transparency, high fees, theft, and fakes.**

Blockchain technology offers the collectibles industry the upgraded solutions it has been craving. **To maximize the early success of the project, KapowChain™ is initially targeting a specific $30B collectibles segment that already has a loyal consumer base with over 150M collectibles assets encapsulated by third-party graders and over 2,000,000 more are exponentially being added each year.** (Please see above for supported data)



No one else that we know of in the collectibles market is attempting a project of this scale or complexity, which means that KapowChain™ can be the first to market to seize this opportunity. That's a lot of weight and risk, but it also means lots of rewards. We think we can provide a platform to an industry plagued with issues and fragmentation. Kapowchain™ is a chance to make history and has a number of other scalable market advantages that position us for success, including:



Digital Authentication Passport® SECURED & VERIFIED

The Digital Authentication Passport®

The DAP will allow people to immutably secure and track their assets and collections via blockchain. The DAP records the asset's



Sales and Marketing

There are currently over 150M existing encapsulations of comics, cards, coins, stamps and toys combined with over



SLABBR DECENTRALIZED SOCIAL MARKETPLACE FOR COLLECTORS

SLABBR.com©

Costs of buying and selling has always been a major concern for collectors. Well-known online platforms for collectibles such as eBay, Amazon, and Heritage



Proof of Concept is Proof it Works

Initial adoption strategy for KapowChain™ to capture 100,000 DAP users is to pre-load our DAP application with 100 KPOW tokens. The

records the asset's provenance and will be used for asset transactions using smart contracts. The DAP traces the path of an asset over time to confirm authenticity when an asset is transferred. In addition to being a marketplace facilitator, it provides a rigorous anti-theft system that allows users to alert the system in case an item is lost or stolen. We believe this will make the DAP an indispensable tool for collectors everywhere.

2M more being added each year. KapowChain™ is targeting only 100,000 items, which is roughly 0.07% of the encapsulations market. At $10 per item we are projecting to capture $1M in the first year of operation and hope to capture up to 4.4% of the market (or 7M encapsulated items) by year 5. Our goal is to one day capture up to 20% of the encapsulation market. In order to achieve our goals, we will be focused primarily on educating the consumers, gain consumer and national media attention, attending industry conventions, and building collaborative partnerships with various collectibles groups, publishers and retailers.

Auctions charges 15% or more.

Our objective is to make SLABBR.com the very first collectible-centric social marketplace and reducing transaction costs by 95%. In addition to creating a trusted environment for collectors and stores to buy, sell, and trade, SLABBR will also provide a place for collectors, enthusiasts, and others to connect over their passions and interests. The collectibles audience is currently massive and fractured. SLABBR.com© will be the first decentralized platform to bring them all under one roof.

By reducing the costs of transaction by 95%, we believe SLABBR can quickly gain a significant number of users.

with 100 KPOW tokens. The program will end when 1M downloads have been reached.

Considering just how massive the marketplace is (estimated 75 million collectors), we believe that 100,000 downloads is an incredibly conservative estimate. Though this is a low percentage of the overall population of collectors, we're confident the technology provided by DAP and our vision will add so much value that it will retain early adopters to use our technology as well as transact using KPOW tokens.

All images and GUIs are actual graphics for our Proof-of-Concept prototype on Android devices, while images on iOS are computer generated. Final product may vary.



The Blockchain

Because KapowChain™ is being built to cover a diverse market, the technology is flexible enough to aid multiple industries. Blockchain technology's decentralized permanence makes it a very attractive and ideal companion to the collectibles industry. Not only does it



KPOW Tokens

The KPOW tokens will be the backbone of KapowChain™.

1. The first 1,000,000 users will get 100 free tokens when they download DAP
2. The tokens will be used as a currency for all transactions on DAP, SLABBR.com© and brick &



Supply Chain Tracking Logistics© (SCTL)

Supply Chain Tracking Logistics© SCTL is KapowChain's™ Machine Learning solution for tracking all collectibles in the ecosystem. Partnering with publishers and manufacturers to track data for each collectible produced will help improve efficiencies in the supply provide a way to record the authenticity and provenance of any item, permanently and immutably, it also provides an incredibly valuable resource for other industries. This expansive functionality will help ensure KapowChain's success by allowing it to move vertically within the supply chain such as insurance, logistics, and advanced retail metrics.

mortar locations with participating retail partners
3. Loyalty programs for individuals with participation in the platform
4. Retailers earn tokens to develop and grow the platform

Partnership with some retailers, publishers, creators have already begun. Individuals and businesses can take advantage of our platform and the coin will become the working currency for its speed, accuracy, low transaction cost, and forensic aspects.

chain for a more informed and accurate decision-making regarding supplies, demands, demographics, inventory management, forecasting, and more.

As a blockchain company, protecting individual privacy is our main concern. It is important for us to always be a responsible facilitator by collecting data based only on the products movements.

About KapowChain, LLC



KapowChain™ comes from the mind of Founder & CEO, Sang Truong, a serial entrepreneur and lifelong comic book lover. Sang began reading comics as a mean to learning English when he first came to the US in 1975. His love of Tarzan, Black Panther, Spiderman, and Batman took him deep into the world of collectibles. In college, he started collecting coins and sports cards. Because like all collectibles, each item is a piece of American history. But he found he couldn't extinguish the entrepreneurial spirit that ran in his blood. He took his personal collection and opened his first comic book shop in 2014.

As another entrepreneur in a long line of savvy businessmen, Sang is the kind of person who can't put a project down half way. Quickly, the comic book shop turned into a success, and Sang found himself on the cusp of a dominant business. But getting so deep into collectibles gave him a firsthand look at the troubles that plagued the industry he loved so much. He's been cheated, stolen from, given misinformation, and sold counterfeits in the past. He has experienced all the worst that a die-hard collector can. That's why, when an opportunity to combine blockchain and comics came along, Sang knew he had to seize it.



KapowChain™ gives Sang his chance to give back to the community and industry that shaped him for so long, and fight back against those bad actors who ruin the fun for everyone else. Just like collecting, KapowChain™ is a project full of passion and the desire to own a piece of history and shape the integrity of the collectibles future.

KapowChain's Future



KapowChain™ has a clear mission - improve the whole infrastructure of the collectibles industry by eliminating counterfeits before they enter the marketplace, showing transparency in marketplace transactions, protecting collectors' assets, providing a social outlet and connectivity the industry desperately needs while lowering the transaction fees for everyone. KapowChain™ is being built to equalize the industry by reducing fees, greed, and misinformation, while increasing transparency, communication, and providing comprehensive data to help improve production and distribution decisions for businesses and purchasing decisions for users. It's a clear goal with big implications.

But it's also a goal that is relatively easy to attain if taken one step at a time. When KapowChain™ gets to 100,000 users, we believe that we will have collected enough data and marketing momentum to know exactly where we need to move to next. With that knowledge, we will move to help collectors, their collections, and the industry as a whole by providing accountability to an industry that's never known it.



Easing into the ecosystem requires gaining confidence with collectors first and foremost. Sustaining our business model means producing profitable results. We believe KapowChain™ will be in a position to grab 20% of the market participation by our fifth year. **With minimal marketing efforts, we believe 100,000 users should be within our projected reach in the first few months of our DAP release.**

Eventually, we believe KapowChain™ & Supply Chain Tracking Logistics© will help retailers and publishers analyze data to see what sold best and where it sold best, with even more detailed information to be provided in the future. These insights can better affect the entire supply chain, opening new doors for KapowChain™ and the industry as a whole. If this is possible, we also hope to become big enough to control some of the supply chain aspects, improving standards across the board. Building this valuable foundation will take time, but we think it's very much within reach.

Tokenizing Rare Collectibles

Tokenization of rare collectibles will be introduced in our future timeline. KapowChain plans to use KPOW tokens to secure a portfolio of rare collectibles into the blockchain. We call it, the **VINTAGE VAULT**. Adding collectibles to the VINTAGE VAULT portfolio will be based on VOTES from our token HODLers (Holders). This gives KPOW HODLers a chance to own an exciting portfolio of historical significance and value that cannot be otherwise purchased by one person.

KapowChain 5-Year Projection



DIGITAL AUTHENTICATION PASSPORT (DAP)
REVENUE PROJECTIONS

YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
100,000 assets secured or *0.07%*	300,000 assets secured or *0.20%*	1,000,000 assets secured or *0.65%*	3,000,000 assets secured or *1.61%*	7,000,000 assets secured or *4.40%*
$1,000,000 Revenue	$3,000,000 Revenue	$10,000,000 Revenue	$30,000,000 Revenue	$70,000,000 Revenue

GOAL Secure 20% or 30M assets by 2024

↓

$300M Revenue

KAPOWCHAIN
Scalable Revenue Streams

This is an ultra-conservative 5-year projection of less than 5% of market penetration consisting of:

- Over 150M existing encapsulated collectible assets
- Over 75M collectors

All images and GUIs are actual graphics for our Proof-of-Concept prototype on Android devices, while images on iOS are computer generated. Final product may vary. Projection is based ONLY on the lowest standard tier of $10 per item under $299. Other tiers include annual subscription, express, premium, premium plus, bulk submission, dealer pricing and more ranging from $10-$1500 per item based on the value of the asset.

SLABBR.COM 5-YEAR REVENUE PROJECTION				
2020	2021	2022	2023	2024
$100K	$250K	$1.0M	$5.0M	$10M

REVENUE SOURCE Advertising Sponsorship + Listing Fees

SCTL 5-YEAR REVENUE PROJECTION				
2020	2021	2022	2023	2024
$0	$75K	$750K	$1.5M	$3.0M

KAPOWCHAIN
COST OF OPERATIONS PROJECTION



YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
$567,000	$1,206,320	$3,004,652	$7,400,998	$12,693,358

Annual costs:
- Payroll
- Software Architect Advisor
- Staff

SG&A (Presuming 4% annual increase)
- Industry Conferences
- Internet marketing
- Rent, utilities
- Cloud servers and other techs
- Legal costs
- Other marketing costs

Invest in Our Company Today!

Collectibles are a multi-billion dollar market just waiting for the right idea to come along and change everything. The industry is fractured, carved up by larger entities and individual interests. KapowChain™ gives the advantages back to the people who are the backbone of the industry and have contributed the most time and money - the collectors - by giving them tools, resources, a dedicated marketplace, and a voice. KapowChain™ hears and understands collectors and is here to help.

KapowChain™ has already created its proof of concept. The groundwork is being laid on the Digital Authentication Passport® and SLABBR.com© to take advantage of the massive and perpetual growth of the encapsulation market that will allow KapowChain™'s vision to move forward with confidence.

By taking this approach, KapowChain™ has already set the gears in motion for potential success through the focus on the collectibles supply chain. KapowChain™ will have a robust ecosystem to implement Supply Chain Tracking Logistics© (SCTL), where it will track comics, sports cards, and toys. **By tracking from production origin to end-users and using Artificial Intelligence to analyze data, SCTL will provide valuable information to help manufacturers make better business decisions and empower consumers to make informed purchasing/collecting decisions.**

KapowChain™ is using the blockchain to rebuild a collectibles infrastructure that will set newer and higher standards in buying and selling of collectibles and anticipating high growth with a real-world use-case model. **Each one of the Phases in our vision is a robust infrastructure big enough to operate as its own company but will function symbiotically under the KapowChain umbrella.** Digital Authentication Passport® is comparable to a professional grading service, SLABBR.com© is an eBay/Amazon/Facebook decentralized hybrid, and Supply Chain Tracking Logistics© is a machine learning protocol providing data and logistics to the industry.

KapowChain has an ambitious vision with a passionate and knowledgeable team in place. The only thing that's lacking is capital. Invest in KapowChain™ today and help disrupt the collectibles industry tomorrow.



According to our projections, if we achieve market penetration of 100,000 encapsulated items (0.07% market share), we believe KapowChain™ can position items (0.07% market share), we believe KapowChain can position to generate profitable revenues in its first year of operations.



Business Concepts & Planning

Researched collectibles industry's problems and needs. Determined the feasibility of the markets for demands and overall revenue potential.



Trademarked Digital Authentication Passport

Digital Authentication Passport (DAP) is our core blockchain-based application used in conjunction with our planned wallet to scan and tracked encapsulated assets on the blockchain.



SLABBR

Began conceptual developments for a decentralized social marketplace for collectors called, SLABBR



Smart Contract Testing

We test multiple smart contracts on multiple blockchain platforms and narrow down to two viable solutions that we will test by early 4th quarter. (ANTICIPATED)



SLABBR Beta Release

(ANITICIPATED)

February 2017 — **April 2018** — **June 2018** — **November 2018** — **October 2019**

January 2018 — **June 2018** — **November 2018** — **June 2019**



Launched KapowChain, LLC

Registered company under an LLC in Colorado



Digital Authentication Passport Schematic release

Details, architecture, and functionalities of DAP developed.



Launched on StartEngine

Now YOU can own a part of our company!



Mobile DAP Beta Release

DAP beta release will feature an iOS and Android app downloads with preloaded Kapow tokens for the first 100,000 users. (ANTICIPATED)

In the Press



SHOW MORE

Meet Our Team



Sang M Truong

Founder, CEO and Manager

A serial entrepreneur with over 30 years involved with a diverse mix of startup ventures. For three generations, Sang's family has been involved in the importing and distribution of Asian foods that started in Vietnam and continued in the United States. Through the years, he diversified his startup repertoire into alcoholic beverage imports, internet marketing, restaurants, sports apparel, and comics. These experiences instill the work ethic needed to tackle adversities and challenges throughout the cycle of a startup. In early 2017, Sang conceptualized KapowChain with a passionate mission to solve the problems that have always plagued the hobbies and blockchain gives the industry the solutions it has been waiting for.





Pat Chen
Senior Blockchain Engineer

An MIT alumni and one of the first pioneers in blockchain, Patrick held the first Bitcoin meetup in New York. Since 2012,



Kevin Kuznicki
Legal Advisor

Corporate legal adviser for public and private companies with over 20 years of international experience in



Andrew Landry
Director of Operations Logistics

Andrew has over 13 years of progressive industry experience. Combined with a Bachelor's in



Ken Hulse
Director of Sales

Ken has spent his career in and around Sales spending the last 13 years Training and Enabling Sales in several tech companies

Patrick has worked on countless blockchain developments. He trained and produced a number of early blockchain and bitcoin youtube videos. In addition to bringing a wealth of blockchain development knowledge to KapowChain, Patrick offers valuable business innovations and strategies.



complex M&A, commercial transactions and corporate governance, including SEC & NASDAQ, Trade and FCPA compliance, business development, market expansion, and restructurings. Business partner mentality for developing and supporting strategy.



chemical engineering and a Master's in management, Andrew has a unique understanding of supply chains at all levels. Andrew is also an avid collector of comics.



and most recently SaaS. His ultimate goal is to give sales professionals the coaching and training that they deserve and maximize their compensation. Ken has been collecting comic books on and off since the 1980s when he and his best friend would ride their bikes to the drug store and spend their weekly allowance on stories of their heroes and baseball cards. A huge fan of Wolverine and Spider-Man, Ken is still reading and collecting making his weekly pilgrimage to the comic book store to get his fix.





Keith Shimabukuro
Community Director

Born and raised in Hilo, Hawaii, Keith took his talents to the mainland to pursue degrees in Social Science and Business Finance at the University of Northern Colorado. Although he has a career in mortgage finance, his true passion is in comics and collectibles. Keith is currently an Admin for the Facebook group Colorado Comic Book Enthusiasts, has been a contributing writer for the website Comicbookinvest.com since its inception in 2015, and has been the Exhibitor Services Coordinator at Denver Comic Con since 2013.



Offering Summary

Maximum 1,070,000* Class B Nonvoting Membership Units ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 Class B Nonvoting Membership Units ($10,000)

Company	KapowChain, LLC
Corporate Address	427 S Quay Street Lakewood, CO 80226 USA
Description of Business	"KapowChain™" is on a social mission to revolutionize the collectibles market by uniting the

communities with tools to buy, sell, and communicate safely, securely, and with the peace of mind provided by blockchain.

Type of Security Offered	Class B Nonvoting Membership Units (the "Securities") and KPOW tokens (the "Tokens")
Purchase Price of Security Offered	$1.00 per Class B Nonvoting Membership Unit
Minimum Investment Amount (per investor)	$300

Perks*

The Offering includes 10 KPOW (the "Tokens") for every $1 invested.

Investments must be in whole-dollar increments, with a minimum investment of $300.

In addition, the following bonuses apply, and these tokens are subject to the Bonus Rates and Terms noted below.

- **$1,000+** — When you invest $1,000-$4,999, you will receive a 20% Token Bonus (12 tokens per $1 invested).
- **$5,000+** — When you invest $5,000-$9,999, you will receive a 30% Token Bonus (13 tokens per $1 invested).
- **$10,000+** — When you invest $10,000-$49,999, you will receive a 40% Token Bonus (14 tokens per $1 invested).
- **$50,000+** — When you invest $50,000-$99,000, you will receive a 50% Token Bonus (15 tokens per $1 invested).

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

KPOW Tokens

Description: KPOW Tokens are ERC20 Tokens built on the Ethereum Blockchain and function as the primary medium of exchange usable within our own proprietary KapowChainTM platform, and will be used as an exchange medium between consumers, retailers, and supply chain partners.

- **Initial Blockchain:** ERC20
- **Migration to Alternative Blockchain:** Cardano or NXT
- **Expected Network Launch date:** November 2018
- **Total amount of Tokens authorized for creation:** 500,000,000 (Total lifetime supply authorized)
- **Amount of Tokens or Rights to Tokens already issued:** 0
- **Will they be listed on Exchanges:** We intend to list the token on exchanges, but this may change, pending exchange approval requirements, changes to the regulatory landscape, or any other unforeseen reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform(s) will be available at that time

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:**
  - Price per Token at token generation event or method for determining price: $0.10 per KPOW.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Class B Nonvoting Membership Units and the Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

KapowChain, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class B Nonvoting Membership Units at $1.00 / unit, you will receive 10 bonus units, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow KapowChain to get notified of future updates!

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1:

00:00hello everyone this is a demo for Kapow00:04change digital authentication passport00:06or death for short that provides00:10authentication prominence and proof of00:12ownership to a collectibles encapsulated00:16item as you can see this is the user00:22menu for our Deb application on an00:27Android device here the users can go to00:33ammend to verify to transfer or view00:42their database or collection it has a00:46wallet that contains their00:49cryptocurrencies preferably kapow coins00:54or tokens00:56it shows the transaction histories and00:59the settings for the application the01:04only people who get to secure the01:09collectibles of the admin and this and01:11we will have our own separate admin01:15application but for this demo we're01:20going to use amend so the whole process01:25of digital authentication passport is01:28you as a user send in your collectibles01:32or encapsulated collectibles and it01:34looks something like this this is a01:37Spider Woman number one graded by CGC at01:419.801:47what we'll do is once the admin enters01:50their credential to get into their to01:55our system this is how it will look like01:58and it's a very simple form we will have02:03many more besides just a simple form but02:09this is just for a demo purpose so what02:12we can do is scan the book our process02:20involve creating a compile ID it's a02:25separate ID and it will be engraved in02:28the back somewhere using laser or02:35something that is not easily removed and02:39duplicated we will also have a little02:43sticker which is a tamper proof sticker02:48on the sides of the encapsulation so02:52this is the process of scanning very02:56simple what we do is we will scan just03:01like that but in a fully functioning03:05mode what we'll do is we will pair the03:07two IDs the name of the book03:30this is a very simple form in the future03:33they'll have pictures it will have other03:38pertinent information right now once it03:41scan it will scan straight into the03:44blockchain using a token to burn and03:48then it will also create the provenance03:53of the asset it shows lady's asset04:02inserted to the blockchain the code the04:08time all the information so now that the04:17owner has it he should be able to view04:20the asset but before that of course we04:24will pack everything up to send it back04:26to the owner making sure that everything04:30is is enter into the blockchain and that04:34the proof of ownership it everything is04:37transferred to their address so as a04:42owner of the collectible you one day one04:46day you decide you want to sell it and04:47somebody else comes in and want to buy04:51it and this is one of the ways that we04:53are trying to eliminate fakes and04:56counterfeits is that now the user can04:58verify and how they would do it they05:03would scan again they have to scan both05:10codes so that it can verify it it can05:13pair it so so that it illuminates as05:17many human errors as possible when you05:19click verify asset it should come up05:22with this is the same information that05:24we entered but like I said in the future05:28we'll have all more information as in to05:32show the proof of ownership05:37that is simple digital authentication05:42passport thank you

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

OPERATING AGREEMENT
OF
KAPOWCHAIN LLC

ARTICLE I

PRELIMINARY PROVISIONS

1.   *Effective Date.* This operating agreement of KapowChain, LLC effective January 26, 2018 is adopted by the members whose signatures appear at the end of this agreement (the "Agreement").

2.   *Formation.* This limited liability company ("Company" or "LLC") was formed by filing Articles of Organization, a Certificate of Formation or a similar organizational document with the LLC filing office of the state of Colorado on January 26, 2018. A copy of this organizational document has been placed in the LLC's records book.

3.   *Name.* The formal name of this LLC is as stated above. However, this LLC may do business under a different name by complying with the state's fictitious or assumed business name statutes and procedures.

4.   *Registered Office and Agent.* The registered office of this LLC and the registered agent at this address are as follows:

> Sang Truong
> 427 S. Quay Street
> Denver, CO 80226

The registered office and agent may be changed from time to time as the members may see fit, by filing a change of registered agent or office form with the state LLC filing office. It will not be necessary to amend this provision of this Agreement if and when such a change is made.

5.   *Business Purpose.* The specific business purposes and activities contemplated by the founders of this LLC at the time of initial signing of this agreement consist of the following:

> *To develop and deliver a scalable platform solution, including proprietary decentralized mobile applications that utilizes cryptocurrency and blockchain technology for use in the collectibles industry and other markets.*

It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of this LLC, which shall be permitted to engage in any and all lawful business activities. If this LLC intends to engage in business activities outside the state of its formation that require the qualification of the LLC in other states, it shall obtain such qualification if necessary before engaging in such out-of-state activities.

1

6. *Duration of LLC.* The duration of this LLC shall be perpetual. Further, this LLC shall terminate when a proposal to dissolve the LLC is adopted by the membership of this LLC or when this LLC is otherwise terminated in accordance with law.

ARTICLE II

MEMBERSHIP

7. *Initial Members.* The initial Members of the Company are the Class A Members identified in Exhibit A (attached). The initial Percentage Ownership and Percentage Voting Interests in the Company of each Member are identified in Exhibit A

8. *Membership Classifications.*

Class A Member. The Company shall issue Class A Voting Membership Units ("Voting Units") to the members who are entitled to vote on matters as designated in this Agreement (the "Voting Members").

Class B Member. The Company may issue Class B Nonvoting Membership Units ("Nonvoting Units"). Nonvoting Units hold no voting rights whatsoever, and members who only own Nonvoting Units will have no right to vote on any matters. Nonvoting Members do not have any rights to participate in the management of the Company. No Nonvoting Member shall take any action or enter into any contract or obligation on behalf of the Company without the prior written consent of all of the Voting Members. Likewise, no Nonvoting Member shall perform any act that is in any way pertaining to the Company or its assets.

Members may hold both Voting Units and Nonvoting Units, provided however that the ownership of Nonvoting Units does not in any way amend or modify the voting rights of such member. The Company may issue fractions of a Unit.

9. *Representations and Warranties of Members.* By execution and delivery of this Agreement or a Joinder Agreement (or similar agreement), as applicable, each of the Members, regardless of the date admitted, represents and warrants to the Company and acknowledges that:

(a) The Units have not been registered under the Securities Act or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering and cannot be disposed of unless (i) they are subsequently registered or exempted from registration under the Securities Act and (ii) the provisions of this Agreement have been complied with;

(b) Such Member's Units are being acquired for its own account solely for investment and not with a view to resale or distribution thereof;

(c) Such Member has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and such Member acknowledges that it has been provided adequate access to the personnel, properties, premises and records of the Company for such purpose;

(d) The determination of such Member to acquire Units has been made by such Member independent of any other Member or representative of the Company and independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, assets, liabilities, results of operations, financial condition and/or prospects of the Company that may have been made or given by any Member or by any representative, agent or employee of the Company;

(e) Such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed decision with respect thereto;

(f) Such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time;

(g) The execution, delivery and performance of this Agreement do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default in any material respect under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound;

(h) This Agreement is valid, binding and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity); and

(i) Neither the issuance of any Units to any Member nor any provision contained herein will entitle the Member to be or remain in the employment of the Company or affect the right of the Company to terminate the Member's employment at any time for any reason, other than as otherwise provided in such Member's employment agreement if any or other similar agreement with the Company, if applicable.

10. *Membership Voting.* Except as otherwise may be required by the Articles of Organization, Certificate of Formation or a similar organizational document, other provisions of this Agreement, or under the laws of Colorado, each Class A Member shall vote on any matter submitted to the membership for approval in proportion to that member's Class A percentage interest in this LLC. Further, unless defined otherwise for a particular provision of this Agreement, the phrase "*majority of the members*" means the vote of Class A Membership percentage interests whose combined votes equal more than 50% of the votes of all Class A Membership Percentage Interest in this LLC.

The following actions require the unanimous vote of all Class A Members, who are not the transferors of a Class A Membership Interest.

3

(i)   Making an Amendment to the Articles of Organization or this Agreement;

(ii)   Absolving any Member from the obligation of making a capital contribution or returning money or property that was distributed to such Member in violation of law or this Agreement;

(iii)   Approving the sale, transfer, assignment or exchange of a Class A Member's interest in the Company and the admission of the transferee as a Class A Member with full rights therein; and

(iv)   Purchasing, by the Company or its nominee, the Class A Membership Interest of a transferor Member.

11.   *Percentage of Ownership.* A member's ownership of the Company is the total of his Voting Units and Nonvoting Units, together with all of the rights that arise from the ownership of such units. The Percentage of Ownership ("Ownership Percentage") shall be calculated by adding together that Member's membership units (Voting and Nonvoting) and then dividing this sum by the total of all of the issued Member's membership units (Voting and Nonvoting).

12.   *Reimbursement for Organizational Costs.* Class A Members shall be reimbursed by the LLC for organizational expenses paid by such members. The LLC shall be authorized to elect to deduct organizational expenses and start-up expenditures ratably over a period of time as permitted by the Internal Revenue Code and as may be advised by the LLC's tax advisor.

13.   *Non-liability of Members.* No Member of this LLC shall be personally liable for the expenses, debts, obligations or liabilities of the LLC, or for claims made against it.

14.   *Compensation.* Members shall not be paid as members of the LLC for performing any duties associated with such membership, including management of the LLC, except as specifically set forth in Article III herein. Members may be paid, however, for any services rendered in any other capacity for the LLC, whether as officers, employees, independent contractors or otherwise. Such payment and compensation shall be subject to approval by the *majority of the members.*

15.   *Members' Meetings.*

(a)   *Notice of Meetings.* If any action on the part of the Members is to be proposed at the meeting, then written notice of the meeting must be provided to each Member entitled to vote not less than ten (10) days or more than sixty (60) days prior to the meeting. Notice may be given in person, by fax, by first class mail, or by any other written communication, charges prepaid, at the Voting Members' address listed in Exhibit A, attached. The notice shall contain the date, time and place of the meeting and a statement of the general nature of this business to be transacted there.

(b)   *Meetings.* The Company shall have no predetermined annual or regular meetings of the Members. However, any Member or Members with a collective ownership percentage of 20% or more may call a meeting of the Members at any time. No action may be taken at a meeting that was not proposed in the notice of the meeting, unless all Voting Members consent unanimously. Any meeting may be adjourned upon the vote, and subsequent approval, of the majority of the Membership Interests represented at the meeting.

(c) *Quorum.* Members holding at least fifty-one percent (51%) of the Voting Membership Interests in the Company represented in person, by telephone, or by proxy, shall constitute a quorum at any meeting of Voting Members. In the absence of a quorum at any such meeting, the Voting Members may adjourn the meeting for a period not to exceed sixty (60) days.

(d) *Proxies.* Proxies are only valid when signed by the Member entitled to the vote and must be filed with the secretary of the meeting prior to the commencement of voting on the matter in which the proxy is being elected to vote upon. Proxies shall become invalid after 11 months from the date of its execution unless otherwise stated in the proxy. Additionally, the proxy may be terminated at-will by the Voting Member. The termination of such proxy must be submitted to the Company prior to the termination being effective.

16.   *Membership Certificates.* This LLC shall be authorized, but are not required to, obtain and issue certificates representing or certifying membership interests in this LLC. Each certificate shall show the name of the LLC, the name of the member, and state that the person named is a member of the LLC and is entitled to all the rights granted the respective class of membership granted to such member of the LLC under the Articles of Organization, Certificate of Formation or a similar organizational document, this Agreement and provisions of law. Each membership certificate shall be consecutively numbered and signed by one or more officers or the Chief Operating Manager of this LLC. The certificates shall include any additional information considered appropriate for inclusion by the members on membership certificates. In addition to the above information, all membership certificates shall bear a prominent legend on their face or reverse side stating, summarizing or referring to any transfer restrictions that apply to memberships in this LLC under the Articles of Organization, Certificate of Formation or a similar organizational document and/or this Agreement, and the address where a member may obtain a copy of these restrictions upon request from this LLC. The records book of this LLC shall contain a list of the names and addresses of all persons to whom certificates have been issued, show the date of issuance of each certificate, and record the date of all cancellations or transfers of membership certificates.

17.   *New Members.* The Voting Members may issue additional Voting Capital or Nonvoting Capital and thereby admit a new Member or Members, as the case may be, to the Company, only if such new Member (a) is approved unanimously by the Voting Members; (b) delivers to the Company his or her required capital contribution and (c) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto.

Upon the admission of a new Member to the Company, the capital accounts of all Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately.

18.   *Other Business by Members.* Each Class A Member shall agree not to own an interest in, manage or work for another business, enterprise or endeavor, if such ownership or activities competes or will compete with this LLC.

ARTICLE III

MANAGEMENT AND DUTIES

19.   *Management Election and Appointment.* The Company shall be managed by one or more appointed Managers. The name and address of the Managers of the Company can be found in Exhibit B, attached. The Class A Members, by a vote of the *majority of the members*, shall elect and appoint as many Managers as the Class A Members determine shall be in the best interest of the Company, though no less than one.

One manager shall be elected to take the position of Chief Operating Manager. The Chief Operating Manager shall be responsible for managing the operations of the Company and shall carry out the decisions of the Managers.

Managers shall serve until they resign or their successors are duly elected and appointed by the Members.

20.   *Delegation of Powers.* The Managers are authorized on the Company's behalf to bind the Company to contracts and obligations, and to do or cause all acts to be done deemed necessary or appropriate to carry out or further the business of the Company. All decisions and actions of the Managers shall be made by the vote of the *majority of the members* as provided in this Agreement. The Managers have in their power to authorize or decide the following without further approval or action by the Members:

    (i)   The employment of persons or institutions for the operation and management of the company affairs.

    (ii)   Establish savings, checking, investment and other such accounts as are reasonable and necessary for its business and investments.

    (iii)   Deposit and withdraw funds of the LLC, and to direct the investment of funds from, into and among such financial accounts opened in the name of the Company.

    (iv)   Execute all checks, drafts and money orders for the payment of company funds.

    (v)   Deliver and execute promissory notes, loans or security agreements.

    (vi)   The purchase or acquisition of company assets.

    (vii)   The sale, lease or other disposition of company assets.

    (viii)   Granting security interests in the company assets in exchange for capital.

    (ix)   The pre-payment or refinancing of any loan secured by the company assets.

    (x)   Execute and deliver all contracts, franchise agreements, licensing agreements, assignments, leases, and subleases which affect the company assets.

21.   *Compensation.* Any Manager whom renders services to the Company shall be entitled to compensation in direct proportion to the value of such services, as approved by the *majority of the members* or as determined by the Chief Operating Manager. Additionally, the

Company shall reimburse all direct out-of-pocket expenses incurred by the Managers while managing the Company.

22.   *Indemnification.*   Unless otherwise provided by law or expressly assumed, a person who is a Member or Manager, or both, shall not be liable for the acts, debts, or liabilities of the Company, except to the extent any related loss results from fraud, gross negligence or willful or wanton misconduct on the part of such Member or the material breach of any obligation under this Agreement or of the fiduciary duties owed to the Company or the other Members by such Member.

In addition, the Company shall, to the fullest extent allowed by law, indemnify, save and hold harmless and pay all judgments and claims against each Member, and each of such Member's agents, legal representatives, heirs, affiliates, successors and/or assigns from, against, an in respect of any and all liability, loss, damage, and expense incurred or sustained by the indemnified party in connection with the activities of the Company or in dealing with third parties on behalf of the Company, including all costs and attorney's fees, as incurred, and any amounts expended in the settlement of any claims of liability, loss, or damage to the fullest extent allowed by law.

ARTICLE IV

TAX AND FINANCIAL PROVISIONS

23.   *Tax Classification* of *LLC.*   The members of this LLC intend that this LLC be initially classified as a partnership for federal and, if applicable, state income tax purposes.   It is understood that the Class A Members, by a vote by the *majority of the members,* may agree to change the tax treatment of this LLC by signing, or authorizing the signature by the Chief Operating Manager of, IRS Form 8832, Entity Classification Election, and filing it with the IRS and, if applicable, the state tax department within the prescribed time limits.

24.   *Tax Year and Accounting Method.* The fiscal tax year of this LLC shall be December 31, 2018. The LLC shall use the generally accepted accounting principles in the United States of America. Both the tax year and the accounting period of the LLC may be changed with the consent of all Class A Members if the LLC qualifies for such change, and may be effected by the filing of appropriate forms with the IRS and state tax authorities.

25.   *Tax Matters Partner.*   If this LLC is required under Internal Revenue Code provisions or regulations, it shall designate from among its Managers a "tax matters partner" in accordance with Internal Revenue Code Section 6231 (a) (7) and corresponding regulations, who will fulfill this role by being the spokesperson for the LLC in dealings with the IRS as required under the Internal Revenue Code and Regulations, and who will report to the Class A Members on the progress and outcome of these dealings.

26.   *Bank Accounts.* The LLC shall designate one or more banks or other institutions for the deposit of the funds of the LLC, and shall establish savings, checking, investment and other such accounts as are reasonable and necessary for its business and investments.   The

funds of the LLC, however and wherever deposited or invested, shall not be commingled with the personal funds of any members of the LLC.

27.   *Title to Assets.* All personal and real property of this LLC shall be held in the name of the LLC, not in the names of individual members.


ARTICLE V

CAPITAL PROVISIONS


28.   *Capital Accounts.* A separate capital account shall be maintained for each Class A Member and a separate capital account for the group of Class B Members. The capital account of each Member shall be increased by (a) the amount of money contributed to the Company by the Member, (b) the fair market value of any property contributed to the Company by the Member, (c) allocations of profit to the Member, (d) the Member's share of the increase in the tax basis of Company property, if any, arising out of the recapture of any tax credit, and (e) allocations of income or gain to the Member, as provided under this Agreement.

The capital account of each Member shall be reduced by (a) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities, secured by such distributed property that such Member is assumed to take), (b) the amount of expenses or loss allocated to the Member and (c) the Member's share of the decrease in the basis of the Company's property arising from the allowance of a tax credit.

29.   *Additional Contributions by Members.* The Voting Members may agree, from time to time by unanimous vote of the Class A Members, to require the payment of additional capital contributions by the Class A Members, on or by a mutually agreeable date. The Managers shall decide whether it is in the best interest of the Company to seek additional capital contributions from the Members as provided herein or to seek third party or Member loans to fund the permitted activities of the Company. In the event that the Managers determines that the need for capital is best served by pursuing Member loans, all Class A Members shall be offered an opportunity to make a loan to the Company in proportion to their Ownership Percentage (based on the size of the loan(s) requested). The Chief Operating Manager shall determine, in his/her discretion, the terms and preferential repayment rights to be extended in the Member loans. Except as specifically provided in this Agreement, no loan or loans made by any Member to the Company shall increase or decrease any such Member's Ownership or Voting Percentage or Interest.

30.   *Failure to Make Contributions.* If a Class A Member fails to make a required capital contribution within the time agreed for such member's contribution, the remaining Class A Member may, by unanimous vote, agree to reschedule the time for payment of the capital contribution by such late-paying member, setting any additional repayment terms, such as a late payment penalty, rate of interest to be applied to the unpaid balance, or other monetary amount to be paid by the delinquent member, as the remaining Class A Members decide. Alternatively, the remaining Class A Members may, by unanimous vote, agree to cancel the membership of the delinquent member, provided any prior partial payments of capital made

by the delinquent member are refunded promptly by the LLC to such member after the decision is made to terminate the membership of the delinquent member.

31.   *No Interest on Capital Contributions.* No interest shall be paid on funds or property contributed as capital to this LLC, or on funds reflected in the capital accounts of the members.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

32.   *Consent to Capital Contribution Withdrawals and Distributions.* Members shall not be allowed to withdraw any part of their capital contributions or to receive distributions, whether in property or cash, except as otherwise allowed by this agreement and, in any case, only if such withdrawal is made with the written consent of all Class A Members.

33.   *Allocations of Profits and Losses.* The profits and losses of the Company shall be allocated to the Members in proportion with their individual Ownership Percentages. Should the Company wish to make special allocations, they must comply with Section 704 of the Internal Revenue Code and the corresponding regulations.

34.   *Distribution.* Subject to applicable law and limitations elsewhere in this Agreement, the members may elect, to make a distribution of assets at any time that would not be prohibited under by law or under this Agreement. The amount and timing of all distributions of cash, or other assets, shall be determined by a unanimous vote of the Voting Members. All such distributions shall be made to those Members who, according to the books and records of the Company, were the holders of record of Membership Interests on the date of Distribution in accordance with the Ownership Percentage of each such Member, subject however to the following order of priority:

(a) In payment of any loans of the Company owing to the Members. If more than one Member has loaned funds to the Company, the repayment of such loans by the Company out of the distributable proceeds shall be made on a *pari passu* basis (proportionally) to the Members in the proportion that the then principal and interest balance of such Member's loans bears to the then principal and interest balance of all Member loans.

(b) In payment to all Members in accordance with and pro rata in proportion to their respective Ownership Percentage Interest in the Company.

The Voting Members may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, and cash flow statement of the Company or other relevant information. Neither the Company nor any Members shall be liable for the making of any distributions in accordance with the provisions of this section.

No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company.

35. *Allocation and Distribution of Liquidation Proceeds.* Regardless of any other provision in this Agreement, if there is a distribution in liquidation of this LLC, or when any member's interest is liquidated, all items of income and loss shall be allocated to the members' capital accounts, and all appropriate credits and deductions shall then be made to these capital accounts before any final distribution is made. A final distribution shall be made to members only to the extent of, and in proportion to, any positive balance in each member's capital account.

ARTICLE VII

MEMBERSHIP WITHDRAWAL AND TRANSFER PROVISIONS

36. *Transfer and Withdrawals.* A Class A Member may not sell, assign, transfer or otherwise dispose of all or part of his Membership Interest in the Company without first making a written offer to sell such Membership Interests to the other Class A Members or the Company at a mutually agreed upon price. If the Company or such other Members decline the purchase of the Membership Interest within thirty (30) days, and the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, the purchaser or assignee shall have no right to vote nor participate in the management of the business or other affairs of the Company. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

A Class B Member may not sell, assign, transfer or otherwise dispose of all or part of his Membership Interest in the Company without first making a written offer to sell such Membership Interests to the Class A Members or the Company at a mutually agreed upon price. If the Company or such Class A Members decline the purchase of the Membership Interest within thirty (30) days, then the Class B Member may sell, assign, or transfer such Class B's membership Interest to the designated recipient, subject to all terms and conditions of this Agreement and the rights and interests applicable to such Class B Nonvoting Units.

In the event of a Class A Member's bankruptcy or other involuntary transfer of interest, such as a creditor obtaining a lien or a charging order against such Member's interest, this act shall constitute a material breach of this Agreement by such Member. The creditor or claimant shall only be considered an assignee and shall have no right to become a Member or have rights to participate in the affairs of the Company nor have the right to participate as a Member or Manager in any regard. Said creditor or claimant shall only be entitled to receive the share of profit and losses, or the return of capital, to which the Member would otherwise have been entitled.

In the event of a charging order, bankruptcy, lien or other involuntary transfer, the Class A Members may unanimously elect that the Company purchase all or any part of the Membership Units that are in question. The price shall be equal to one-half (1/2) of the fair market value of such Units. Written notice of such purchase shall be provided to the creditor or claimant within sixty (60) days.

ARTICLE VIII

DISSOLUTION PROVISIONS

37.   *Dissolution.* Should a dissolution event occur, the Company shall be dissolved, its assets disposed of and its affairs wound up. The following events constitute "Dissolution Events": (i) at any time as specified in the Articles of Organization or this Agreement, (ii) upon the happening of a specific event as specified in the Articles of Organization or elsewhere in this Agreement, (iii) upon the unanimous consent of all Class A Members, (iv) upon the withdrawal, bankruptcy, expulsion, death or dissolution of a Class A Member with more than forty percent (40%) Voting Interest, unless within ninety (90) days after the date of disassociation, a majority of the remaining Class A Members consent to continue the business operations.

Except as provided above, the death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be transferred to such Member's heirs; *provided*, that within a reasonable time after such Transfer, the applicable heirs shall sign a written undertaking substantially in the form of the Joinder Agreement.

ARTICLE IX

GENERAL PROVISIONS

38.   *Officers.* The Managers may designate one or more officers, such as a President, Vice President, Secretary and Treasurer. Persons who fill these positions need not be members of the LLC. Such positions may be compensated or non-compensated according to the nature and extent of the services rendered for the LLC as a part of the duties of each office. Ministerial services only as a part of any officer position will normally not be compensated, such as the performance of officer duties specified in this agreement, but any officer may be reimbursed by the LLC for out-of-pocket expenses paid by the officer in carrying out the duties of his or her office.

39.   *Records.* The LLC shall keep at its principal business address a copy of all proceedings of membership meetings, as well as books of account of the LLC's financial transactions. A list of the names and addresses of the current membership of the LLC also shall be maintained at this address, with notations on any transfers of members' interests to nonmembers or persons being admitted into membership in the LLC. Copies of the LLC's Articles of Organization, Certificate of Formation or a similar organizational document, a signed copy of this Agreement, and the LLC's tax returns for the preceding three tax years shall be kept at the principal business address of the LLC. A statement also shall be kept at this address containing any of the following information that is applicable to this LLC:

- the amount of cash or a description and value of property contributed or agreed to be contributed as capital to the LLC by each member;
- a schedule showing when any additional capital contributions are to be made by members to this LLC;
- a statement or schedule, if appropriate, showing the rights of members to receive distributions representing a return of part or all of members' capital contributions; and
- a description of, or date when, the legal existence of the LLC will terminate under provisions in the LLC's Articles of Organization, Certificate of Formation or a similar organizational document, or this Agreement.

If one or more of the above items is included or listed in this Agreement, it will be sufficient to keep a copy of this agreement at the principal business address of the LLC without having to prepare and keep a separate record of such item or items at this address. Any member may inspect any and all records maintained by the LLC upon reasonable notice to the LLC. Copying of the LLC's records by members is allowed, but copying costs shall be paid for by the requesting member.

40. *All Necessary Acts.* The Managers, Class A Members and officers of this LLC are authorized to perform all acts necessary to perfect the organization of this LLC and to carry out its business operations expeditiously and efficiently. The Secretary of the LLC, or other officers, or all Class A Members of the LLC, may certify to other businesses, financial institutions and individuals as to the authority of one or more members or officers of this LLC to transact specific items of business on behalf of the LLC.

41. *Indemnification.* The LLC shall indemnify the Member and those authorized officers, agents, and employees of the LLC identified in writing by the Member as entitled to being indemnified under this section for all costs, losses, liabilities and damages paid or accrued by the Member (as the Member or officer, agent, or employee) or any such office, agent, or employee in connection with the business of the LLC, except to the extent prohibited by the laws of the state that governs this Agreement. In addition, the LLC may advance costs of defense of any proceeding to the Member or any such officer, agent, or employee upon receipt by the LLC of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the LLC.

42. *Mediation and Arbitration of Disputes Among Members.* In any dispute over the provisions of this Agreement and in other disputes among the members, if the members cannot resolve the dispute to their mutual satisfaction, the matter shall be submitted to mediation. The terms and procedure for mediation shall be arranged by the parties to the dispute. If good-faith mediation of a dispute proves impossible or if an agreed-upon mediation outcome cannot be obtained by the members who are parties to the dispute, the dispute shall be submitted to arbitration in accordance with the rules of the American Arbitration Association. Any party may commence arbitration of the dispute by sending a written request for arbitration to all other parties to the dispute. The request shall state the nature of the dispute to be resolved by arbitration, and, if all parties to the dispute agree to arbitration, arbitration shall be commenced as soon as practical after such parties receive a copy of the written request. All parties shall initially share the cost of arbitration, but the

prevailing party or parties may be awarded attorney fees, costs and other expenses of arbitration. All arbitration decisions shall be final, binding and conclusive on all the parties to arbitration, and legal judgment may be entered based upon such decision in accordance with applicable law in any court having jurisdiction to do so.

43. *Governing Law*. This Agreement shall be governed by, and interpreted an enforced in accordance with, the substantive laws of State of Colorado, without reference to the conflicts of law rules of that or any other jurisdiction. The rights and liabilities of the Members shall be determined pursuant to the laws of the State of Colorado and this Agreement.

44. *Equitable Remedies*. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

45. *Headings*. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

46. *Successors and Assigns*. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

47. *No Third-party Beneficiaries*. Except as provided in Article VIII, which shall be for the benefit of and enforceable by heirs as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

48. *Waiver*. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

49. *Attorneys' Fees*. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or

relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

50.   *Remedies Cumulative.* The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 44 to the contrary.

51.   *Counterparts.* This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

52.   *Entire Agreement.* This Agreement represents the entire agreement among the members of this LLC, and it shall not be amended, modified or replaced except in accordance with the terms herein and by a written instrument executed by all the parties to this agreement who are Class A Members of this LLC as well as any and all additional parties who became Class A Members of this LLC after the adoption of this agreement. This agreement replaces and supersedes all prior written and oral agreements among any and all members of this LLC.

53.   *Severability.* If any provision of this agreement is determined by a court or arbitrator to be invalid, unenforceable or otherwise ineffective, that provision shall be severed from the rest of this agreement, and the remaining provisions shall remain in effect and enforceable.

ARTICLE X

SIGNATURES OF MEMBERS

54.   *Execution of Agreement.* In witness whereof, the members of this LLC sign and adopt this agreement as the Agreement of this LLC.

Date: _____10/21/2018_____

Signature: _____

Printed Name: ____Sang Truong_____, Member

Date: _____

Signature: _____

Printed Name: _____, Member

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Date: _____

Signature: _____

Printed Name: _____, Member

EXHIBIT A

CLASS A MEMBERS AND INITIAL CONTRIBUTIONS

Name & Address	Ownership Percentage	Percentage Voting Interest	Number of Units	Signature
Sang Truong 427 S. Quay Street Lakewood, CO 80226	100%	100%	16,000,000	
_____	[___]	[___]		_____
_____	[___]	[___]		_____

EXHIBIT B

LLC MANAGERS

<u>Name</u>	<u>Address</u>	<u>Signature</u>
Sang Truong	427 S. Quay Street Lakewood, CO 80226	